

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via Email
Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618,
Santiago, Chile 8240400

> **Re:** **PN Med Group Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-181229**

Dear Mr. Niklitschek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.   Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please provide the information required by Item 404(a) of Regulation S-K. To this extent, we note loan from a shareholder and officer disclosed on page F-7 of the financial statement and your office space provided by an officer free of charge.

3. Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

- "40.3% of all the population, including hospitals and any type of care centers are located in the Metropolitan area of Santiago…" page 15;

- "Due to the isolated location of Chile there is a shortage of importers from around the world especially with the increasing demand for sophisticated diagnostic equipment and supplies." page 15;

- "[T]he medical field grows rapidly and there is a constant need for new and more sophisticated equipment as well as more supplies," page 17.

Prospectus Cover Page

4. Please disclose the duration of the offering on the cover page. See Item 501(b)(8)(iii) of Regulation S-K. In addition, we note the disclosure on page four that the duration of the offering is the earlier of the date when you sell all of the shares in this offering or the board determines to terminate the offering. Such indeterminate duration is inconsistent with Rule 415(a)(2) of Regulation C. Please revise the duration accordingly.

Prospectus Summary, page 3

5.   We note the statement that PN Med Group "is a distributor of medical supplies and equipment." Please revise this and other similar statements throughout the prospectus to clarify that you are a development stage company, have not yet commenced operations and have generated no revenues to date.

6.   We note the reference to net proceeds of $100,000 on page 4. Please provide clear disclosure in this section and throughout the prospectus as necessary to clarify that this is the maximum net proceeds and that there is no minimum and no guarantee you will raise any funds in this offering.

Risk Factors, page 5

7.   We note your statement on page 3 that Mr. Niklitschek informally agreed to advance funds for professional fees and operating expenses; however, he has not formally agreed to do so and it appears from the disclosure that he is not legally obligated to provide such funding. Since you have no formal agreement with Mr. Niklitschek for the advancement of funds, please add risk factor disclosure which addresses the risk that Mr. Niklitschek may fail to advance you funds, if needed.

8.   Since Mr. Niklitschek will hold 50% of your shares outstanding after the offering, please add a risk factor describing the substantial influence he will be able to wield over your operations.

9.   Risk factors one and six appear to discuss the transportation industry. Please explain the relevance to the transportation industry to your planned distribution business or revise these risk factors.

"If we do not attract customers, we will not make a profit…," page 6

10.   We note your statement on within this risk factor that you have approached five local clients to offer your products. Since you disclose that you have no agreement with any potential customers, please remove references to your "clients" from throughout your prospectus or describe these entities as "potential clients."

Use of Proceeds, page 9

11.   Please revise this section to only describe your use of proceeds for this offering. To this extent, please remove any discussion of expenses already paid for. Also please revise to remove any discussion of intended expenses which will not come from the proceeds of this offering.

12.   Please revise to provide a more specific description of your use of proceeds, describing the various uses of proceeds under each offering scenario. To the extent you will need additional funds to complete your intended use of proceeds, please describe the amount and sources of such funds. See Instruction 3 to Item 504 of Regulation S-K.

13.   Please revise to show the complete use of all proceeds under each scenario. In particular, we note that under the $100,000 proceeds scenario, your intended uses total only $88,000.

14. Please revise to indicate the order of priority for your listed uses of offering proceeds. See Instruction 1 to Item 504 of Regulation S-K.

15. We note the statement on page 10 that the above figures represent only estimated costs. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide more specificity regarding the changes in the use of proceeds or remove the above language.

16. We note your disclosure on page 3 that you will need at least $34,450 to implement your plan of operations and on page 5 that you are completely dependent on the proceeds of this offering to develop your business plan. Please reconcile this with your use of proceeds section which shows the allocation of your proceeds if 25% of your shares are sold. Please clarify, if true, that you will seek to implement your plan of operations even if you are unable to raise $37,500 through this offering. If not, revise your use of proceeds to clearly disclose your plans if you raise less than $37,500. Also, add disclosure regarding the use of proceeds if you raise less than 25% of the offering maximum.

Dilution, page 10

17. We note your statement within this section that assuming completion of the offering, there will be up to 15,000,000 shares of common stock outstanding. We also note that as of March 31, 2012 you only had 5,000,000 shares outstanding and are offering an additional 5,000,000 shares in this offering. Please reconcile the planned amount of shares outstanding here and throughout your prospectus or advise.

Management's Discussion and Analysis or Plan of Operation, page 11

Plan of Operation, page 11

18. Please provide a more detailed description of the company's plan of operations for the next twelve months. In particular, please explain how the company intends to meet each of these milestones if it cannot raise adequate funding.

19. We note the inclusion of the following items in your plan of operations.

   - Put together a product list brochure for clients and potential clients, page 11;

   - Advertise and promote our products on a national webpage…, page 11;

   Please revise this section to include the costs and the anticipated source of funds for these activities. Also, add these items to your Use of Proceeds section, if applicable.

20.   Please reconcile the disclosure on pages 12 and 16 that you are required to order from
        Kangtai at least once every 3 months with the agreement filed as Exhibit 10.1, which
        reflects 5 months. In addition, please clearly disclose the duration of the agreement and
        termination provision.

Description of Business, page 15

Customer Service, page 16

21.   We note your disclosure within this section that you intend to pay Mr. Niklitschek $0.25
        per each kilometer driven in the delivery of your products. Please revise your plan of
        operation and use of proceeds sections to include these expenses, as applicable, or advise.

Competition, page 17

22.   Please revise to describe your competitive position within the industry. See Item
        101(h)(4)(iv) of Regulation S-K. Please ensure your revised description is consistent
        with your disclosure on page 15 which states that there is a shortage of medical supply
        importers.

Employees, Identification of Certain Significant Employees, page 17

23.   We note your statement that you have no employees. Please reconcile this section with
        your disclosure on page 18 which lists Pedro Niklitschek as your president and treasurer
        and Miguel Molina Urra as your secretary.

Directors, Executive Officers, Promoter and Control Persons, page 18

24.   Please revise this section to briefly discuss the specific experience, qualifications,
        attributes, or skills that led to the conclusion that Mr. Niklitschek should serve as your
        director.

25.   Please revise to identify Mr. Niklitschek as your promoter. See Item 401(g)(1) of
        Regulation S-K.

Part II. Information Not Required In Prospectus, page 60

Exhibits

26.   Please provide a written description of the oral agreement with Mr. Niklitschek, as
        described in your registration statement on page 3. See Question 146.04 of the Regulation
        S-K Compliance and Disclosure Interpretations available at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit 5.1

27.   We note that counsel has stated that its opinion is furnished in connection with the filing
        of the Registration Statement with the Commission and may not be relied upon for any
        other purpose without prior written consent in each instance. Please have counsel revise
        the opinion to **clarify** this limitation on reliance. Purchasers of the securities in the
        offering are entitled to rely on the opinion. See Section II.B.3.d of Staff Legal Bulletin
        19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact James Giugliano at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director